As filed with the Securities and Exchange Commission on December 28, 2000

                                                     File No. 070-09607

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                 -----------------------------------------
                              AMENDMENT NO. 6
                                TO FORM U-1
                          APPLICATION/DECLARATION
                                   UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ----------------------------------------------------
                                  Conectiv
                       Delmarva Power & Light Company
                       Atlantic City Electric Company
                              800 King Street
                            Wilmington, DE 19899

           (Name of companies filing this statement and addresses
                      of principal executive offices)

     ------------------------------------------------------------------
                                  Conectiv
                              (address above)

        (Name of top registered holding company parent of declarant)
                     ----------------------------------
                              Philip S. Reese
                                 Treasurer
                                  Conectiv
                              (address above)

                 (Name and addresses of agents for service)
                     ----------------------------------
   The Commission also is requested to send copies of any communications in connection with this matter to:

John N. Estes III                           Peter F. Clark
Judith A. Center                            General Counsel
William C. Weeden                           Randall V. Griffin
Skadden, Arps, Slate, Meagher & Flom LLP    Senior Counsel
1440 New York Avenue, NW                    Conectiv
Washington, D.C. 20005                      (address above)




Item IV of the Application/Declaration is amended as follows:

IV.   OTHER REGULATORY APPROVAL

            The Transaction is subject to approval by other federal and state agencies. On or about December 14, 1999, Conectiv and PECO filed Pre-merger Notification and Report Forms with the Antitrust Division of the Department of Justice ("DOJ") and the Federal Trade Commission (the "FTC") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"). On January 4, 2000, Conectiv and PECO received early termination of the applicable waiting period under the HSR Act. On October 20, 2000, PECO merged with and became a subsidiary of Exelon, a registered holding company. As a result, PECO is deemed to have a new "ultimate parent entity" for purposes of the HSR Act, and this requires Conectiv and PECO to file a new Pre-Merger Notification and Report Forms with the DOJ and FTC. Conectiv and PECO have made this filing and the applicable waiting period was terminated on December 5, 2000.

            The FERC has approved the Transaction. In addition, the PaPUC has approved the purchase by PECO of interests of ACE and DPL. The VSCC has reviewed the Transaction in the broader context of considering an overall plan for the functional separation of generation, transmission and distribution activities and has approved of the Transaction. The NJBPU must approve the sale of ACE's interest in Peach Bottom. It issued its approval on July 21, 2000. Copies of all of these applications and orders are attached as exhibits.

            The Nuclear Regulatory Commission ("NRC") approved the Transac tion on April 21, 2000. This approval was granted based on the assumption that the transfers by DPL and ACE would close simultaneously. On October 10, 2000, requests were filed with the NRC seeking, among other things, permission to transfer DPL's interests in Peach Bottom prior to the transfer of ACE's interests. The change in ownership of PECO through its acquisition by Exelon Corporation also was subject to NRC review. The NRC staff required a public notice and 30-day comment period in connection with the requested changes. The comment period expired on December 27, 2000, and on that date the NRC issued a separate order approving the transfer under the altered circumstances, including, as noted by the NRC, the change in the ownership of PECO through its acquisition by Exelon Corporation. A copy of NRC's order is attached as an exhibit to this amendment to the Application/Declaration.

            Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the Transaction.



Item VI. A. of the Application/Declaration is amended as follows and Exhibit D-14 is filed herewith:

VI.   EXHIBITS AND FINANCIAL STATEMENTS

      A.    EXHIBITS

A-1   Not Applicable

B-1 Purchase Agreement By And Among Atlantic City Electric Company, PECO Energy Company and PSEG Power LLC, Dated as of September 27, 1999 (previously filed)

B-2 Purchase Agreement By And Among Delmarva Power & Light Company, PECO Energy Company and PSEG Power LLC, Dated as of September 27, 1999 (previously filed)

B-3 Amendment to Purchase Agreement By And Among Atlantic City Electric Company, PECO Energy Company and PSEG Power LLC, Dated as of October 3, 2000.(previously filed)

B-4 Amendment to Purchase Agreement By And Among Delmarva Power & Light Company, PECO Energy Company and PSEG Power LLC, Dated as of October 3, 2000.(previously filed)

C-1   Not Applicable

D-1   NJ State Application (previously filed)

D-2   NJ State Order (previously filed)

D-3   PA State Application (previously filed)

D-4   PA State Order (previously filed)

D-5   VA State Application (previously filed)

D-6   VA State Order (previously filed)

D-7   FERC Application (previously filed)

D-8   FERC Order (previously filed)

D-9   NRC Application (previously filed)

D-10  NRC Order (previously filed)

D-11  FTC Hart-Scott-Rodino Application (previously filed)

D-12  FTC Hart-Scott-Rodino Approval (previously filed)

D-13  NRC Application (previously filed)

D-14  NRC Supplemental Order

E-1   Not Applicable

F-1   Opinions of Counsel (previously filed)

G-1   Not Applicable

H-1   Not Applicable

I-1   Proposed Form of Notice (previously filed)


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                                 SIGNATURE

               Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application/Declaration to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 28, 2000

                                    Conectiv


                                    /s/ Philip S. Reese
                                    -----------------------------
                                    By:  /s/ Philip S. Reese
                                    Title: Treasurer


                                    Delmarva Power & Light Company


                                    /s/ Philip S. Reese
                                    -----------------------------
                                    By:  /s/ Philip S. Reese
                                    Title: Treasurer


                                    Atlantic City Electric Company


                                    /s/ Philip S. Reese
                                    -----------------------------
                                    By:  /s/ Philip S. Reese
                                    Title: Treasurer